

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

November 9, 2010

<u>Via Mail and Facsimile</u>

Mr. JD Klamka
President and Chief Executive Officer
Plaster Caster Inc.
1000 Country Club
Ann Arbor, MI 48105

> **Re: Plaster Caster Inc.**
> **Form 10-12G**
> **Filed October 13, 2010**
> **File No. 000-54155**

Dear Mr. Klamka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, your registration statement will become effective by operation of law within sixty days

from the date of filing, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to such date to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

Item 1. Description of Business

General

2. You do not appear to have included a discussion of your business activities between 2007 and May 1, 2010 (including an explanation of any periods of inactivity) or the merger you consummated on July 23, 2010. Please enhance your Business section disclosure accordingly. Further, please advise what consideration you gave to filing the documents related to the merger as exhibits to your registration statement pursuant to Item 601(b)(2) of Regulation S-K.

3. You indicate elsewhere in your registration statement that the company's auditors have issued a going concern opinion, and that the company's current assets are insufficient to fund its planned operations. Please revise your disclosure in this section to ensure that the company's financial condition is clearly presented.

4. Your Business section disclosure does not provide meaningful information about how you intend to grow the business and overcome the stated obstacles you describe in your Competition and Risk Factors sections, nor have you provided sufficient detail regarding how you intend to identify and solicit customers interested in advertising on your website. See Item 101 of Regulation S-K. Please revise the Business section to provide a more complete overview of your business plan, addressing any identified milestones, and a description of what you have accomplished to date and what remains to be accomplished to develop a viable and sustainable business, including your expected time table and any known material expenses which you expect to incur.

Employees

5. You indicate that you have one part time employee who is involved in other business activities. Please revise your disclosure to discuss in this section the other projects and business activities that currently occupy Mr. Klamka's time.

Risk Factors

General

6.   You indicate that Mr. Klamka spends approximately twenty hours per month on
        your operations. You also disclose in Note 5 to your financial statements that Mr.
        Klamka is involved in other business activities and that he may face a conflict in
        selecting between the company and other business interests. Please address Mr.
        Klamka's potential conflicts of interest in a separate risk factor, including whether
        or not the company has a policy for resolving conflicts of interest.

7.   You indicate elsewhere in your registration statement that your common stock
        may be considered "penny stock." In your next amendment, please include a new
        risk factor describing the implications of the "penny stock" rules with respect to
        your common stock.

"There is substantial uncertainty about our ability to continue our operations…"

8.   You state that you will require additional capital within eighteen months of the
        effective date of this registration statement. However, later in the Risk Factors
        section and elsewhere in the registration statement you indicate that you do not
        presently have adequate cash to meet your needs. Revise this risk factor to
        address this discrepancy and describe clearly your short and long-term capital
        needs.

"If Barton PK, LLC does not provide us with capital…"

9.   Please enhance your disclosure to describe the amount of capital that Barton PK
        has provided to date, including the form and terms thereof (e.g. capital
        contribution, investment or loan).

"Our sole officer and director has no experience with public companies…"

10.   You indicate that you have requirements with FINRA. Please enhance your
        disclosure to succinctly describe those requirements.

Item 2. Financial Information

General

11.   We note that there is no discussion of Liquidity and Results of Operations. Please
        advise what consideration you gave to the requirements of Item 303(a) of

Regulation S-K. Refer to Question 110.01 of our Regulation S-K Compliance & Disclosure Interpretations.

Plan of Operations

12.   Please expand your discussion to provide more detailed information regarding your plan of operations over the next twelve-month period, including when you expect to begin generating revenues. You should address how your business goals and objectives will change based on your ability or inability to raise additional capital. Further, to the extent you discuss future plans, such as hiring freelance writers and a web development company, the discussion should be balanced to include time frames for implementing such plans and any uncertainties or obstacles involved before the planned operations can commence.

Item 4. Security Ownership of Certain Beneficial Owners and Management

13.   Please provide beneficial ownership information as of the most recent practicable date. We note that you have presented such information as of December 31, 2009. Refer to Item 403 of Regulation S-K.

Item 5. Directors and Executive Officers

14.   Please provide the complete disclosure required pursuant to Item 401(e)(1) and (2) of Regulation S-K. In particular, please enhance Mr. Klamka's biography to describe any other business activities he is currently engaged in and provide a more specific summary of his business experience during the past five years.

15.   It appears that Peter Klamka may be considered a "promoter" of the company, as that term is defined in Rule 405 under the Securities Act of 1933. Please tell us what consideration you gave to whether you are required to provide information pursuant to Item 401(g)(1) of Regulation S-K. This comment also applies to your disclosure under Item 7 and the requirements of Item 404(d)(2) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities

16.   We note your disclosure indicating that the issuance of securities to Barton PK was exempt from registration in reliance upon Section 4(2) of the Securities Act of 1933. Please revise your disclosure to briefly state the material terms of such transaction and the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Item 12. Indemnification of Directors and Officers

17.   Your assertion that "it is the position of the Securities and Exchange Commission
        that the indemnification of officers and directors is against public policy" appears
        overly broad. Please revise such statement to indicate that the Commission's
        position in this regard is with respect to indemnification for liabilities arising
        under the Securities Act of 1933. Refer to Item 510 of Regulation S-K.

Financial Statements

Notes to Financial Statements

Note 7. Subsequent Event

18.   We note your disclosure that "on July 23, 2010 the Company merged with Plaster
        Caster Inc., a corporation incorporated in the State of Mississippi and was
        consequently redomiciled to this state." Please tell us more about this merger
        transaction. As part of your response please tell us: the name of the acquiror and
        acquiree, whether the companies are related parties, the consideration exchanged,
        if any, and which company's financial statements are presented in the filing.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director